TOPS MARKETS, LLC

PO Box 1027

Buffalo, NY 14240-1027

November 13, 2018

VIA EDGAR TRANSMISSION AND ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:	Tops Markets, LLC and the other Applicants

Form T-3 (File No. 022-29065)

Ladies and Gentlemen:

We refer to Form T-3 (File No. 022-29065) (as amended, the “Form T-3”) of Tops Markets, LLC (the “Company”) and the other Applicants (as defined below), initially filed on October 1, 2018 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the second lien indenture, among the Company, as issuer, the guarantors party thereto (such guarantors, collectively with the Company, the “Applicants”) and Ankura Trust Company, LLC as trustee and collateral agent, governing the Applicants’ new 13.000% Senior Secured Second Lien PIK Notes due 2024 (the “Indenture”).

On November 13, 2018, the Applicants filed Amendment No. 1 to the above referenced Form T-3. We hereby request the acceleration of the effectiveness of the above referenced Form T-3 as amended so that it may become effective at or prior to 5 p.m. (EDT) on November 15, 2018 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Applicants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Heather Emmel at (212) 310-8849 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Form T-3.

Very truly yours,

TOPS MARKETS, LLC

By:	/s/ Michael J. Biehler
Name: Michael J. Biehler
Title: Vice President, Chief Legal Officer & Secretary